1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 9, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2021/01/26:	Board resolves to approve donation to related parties

99.02	Announcement on 2021/01/26:	Consolidated financial forecast for 2021

99.03	Announcement on 2021/02/09:	Chunghwa Telecom announces its operating results for January 2021

99.04	Announcement on 2021/02/09:	January 2021 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Board resolves to approve donation to related parties

Date of events: 2021/01/26

Contents:

1.	Date of occurrence of the event: 2021/01/26

2.	Reason for the donation: To promote philanthropy events

3.	Total amount of the donation:

Donating Chunghwa Telecom Foundation NT$51.7 million and the government agencies NT$16.8 million, totally NT$68.5 million.

4.	Counterparty to the donation:

Chunghwa Telecom Foundation, and the government agencies (Tourism Bureau of Ministry of Transportation and Communications, National Tsing Hua University,and National Chengchi University)

5.	Relationship with the Company:

(A) Chunghwa Telecom Foundation: Being established by Chunghwa Telecom’s endowment

(B) The Government agencies: The Ministry of Transportation and Communications (MoTC), the largest shareholder, who holds 35.29% of Chunghwa Telecom’s shares

6.	Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7.	Objection or qualified opinion by the aforementioned independent director(s): None

8.	Any other matters that need to be specified: None

EXHIBIT 99.02

Consolidated financial forecast for 2021

Date of events: 2021/01/26

Contents:

1.	Fiscal year of the financial forecast: 2021

2.	Type of financial forecast: Condensed

3.	Date of board of directors resolution: 2021/01/26

4.	Date of preparation, correction, or updating of the financial forecast: 2021/01/15

5.	Reason for preparation of the financial forecast: Voluntary Disclosure

6.	Reason for the correction or update and monetary amount affected: N/A

7.	Any other matters that need to be specified:

The information therein is predictive and will not necessarily be fully realized in the future, and that reference to the company's significant accounting policy and summary of basic assumptions shall be made for further details.

EXHIBIT 99.03

Chunghwa Telecom announces its operating results for January 2021

Date of events: 2021/02/09

Contents:

1.	Date of occurrence of the event:2021/2/9

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for January 2021 increased year over year to NT$ 17.12 billion, mainly due to the increase of handset sales revenue and ICT project revenue. Operating costs and expenses increased year over year to NT$ 13.17 billion, mainly due to the increase of cost of goods sold driven by the higher sales revenue, as well as the increase of project costs driven by the higher ICT project revenue. Operating income was NT$ 3.95 billion. Income before tax was NT$ 3.94 billion. Net income attributable to stockholders of the parent company was NT$ 3.09 billion. EPS was NT$ 0.40, which increased year over year. In addition, operating income, pretax income and EPS all exceeded the first quarter guidance previously announced.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.04

Chunghwa Telecom

February 9, 2021

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2021.

1) Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
Jan.	Net sales	17,119,318	16,696,282	(+)423,036	(+)2.53%
Jan.-Jan.	Net sales	17,119,318	16,696,282	(+)423,036	(+)2.53%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,872,505

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	520,110
	Fair Value	-3,576
	The amount of unrealized gain(loss) recognized this year	-5,848

Settled Position	Total amount of contract	64,842
	The amount of realized gain(loss) recognized this year	1,391

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	48,056
	Fair Value	124
	The amount of unrealized gain(loss) recognized this year	-1,628

Settled Position	Total amount of contract	138,252
	The amount of realized gain(loss) recognized this year	185

b Trading purpose : None